April 20, 2022

VIA EDGAR

Matthew S. Williams
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Athene Annuity and Life Company Post-Effective Amendment No. 2 to Registration Statement on Form S-1, File No. 333-252851 (the “Registration Statement”)

Dear Mr. Williams:

We are filing today Post-effective Amendment No. 2 to the above-referenced Registration Statement for the Amplify 2.0 product. The purpose of this amendment is to address the recent comments we received from you concerning Post-effective Amendment No. 1 filed on March 11, 2022. I have listed each comment below followed by the Company’s response. Changes noted below, as well as a few other minor changes, are reflected in Post-effective Amendment No. 2. Please note that we have updated information in section 16, which is identical to the information you have already reviewed in the Amplify 1.0 registration statement (File No. 333-264102). Please also note that we intend to launch the Performance Lock feature on July 11, 2022, in the states where it has been approved.

We respectfully request that the Staff of the Securities and Exchange Commission afford the above-referenced Registration Statement selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984). Please note that we will be filing a separate acceleration request to declare the Registration Statement effective April 29, 2021.

To assist with your review, I will email you a redline of the Registration Statement against Post-effective Amendment No. 1 filed on March 11, 2022. Please note that there are no marked changes in section 16. Again, there are no differences between that section and section 16 from Amplify 1.0.

(1)    Section 1 – Glossary: Segment Value Definition. Page 6 (PDF p. 12).

Comment: To further clarify the concept we are trying to articulate, update the added clause of the last sentence to say, “Except for a transfer to the Fixed Segment Option due to the exercise of a Performance Lock, transfers…”

Response: Revision made per your request.

(2)    Section 4 – Contract Risk Factor: Additional disclosure in “Risks Associated with Performance Lock” section. Page 17 (PDF p. 23).

Comment: Please disclose that once a Performance Lock is exercised, the investor will only earn interest at the rate then offered for the Fixed Segment Option, which may be as low as 0.15%.”

Response: Added the following to the second bullet: “The Annual Interest Rate for the Fixed Segment Option may be as low as 0.15%.”

(3)    Section 4 – Contract Risk Factor: Second-to-last bullet in Risk Factor disclosures. Page 18 (PDF p. 24)

Comment: Consider cautioning that due to the mechanics of the Equity Adjustment, the Performance Lock Value may be less than the initial Segment Value even if the Reference Index has increased in value.

Response: Added language to that effect to the second-to-last bullet.

(4)    Section 4 – Contract Risk Factor: Last bullet in Risk Factor disclosures. Page 18 (PDF p. 24)

Comment: In the final sentence, please remove the words “higher or.”

Response: Revision made per your request.

(5)    Section 8 – The Segment Options: Segment Options disclosures. Page 38-39 (PDF p. 44-45)

Comment: Acknowledge (alongside the current disclosures) that if a Performance Lock is exercised, and you don’t provide instructions, the default mechanics will generally result in re-allocation back to the Segment Option that was locked.

Response: Added the following language to the end of the Cap Rate, Participation Rate, and Annual Interest Rate sections:

If you exercise a Performance Lock and do not instruct us otherwise, in most circumstances your Segment Value will be re-allocated to the same Segment Option that was locked for the next Segment Term Period. For additional details regarding how these provisions apply to specific Segment Options, please see the “Performance Lock” heading of this section.

We also added similar language to the “Transfers Between Segment Options by Request” section on page 42 (PDF p. 48).

(6)    Section 8 – The Segment Options: Performance Lock disclosures. Page 40 (PDF p. 46).

Comment: In the “Once you exercise a Performance Lock” paragraph, consider disclosure explaining what happens if an Index-Linked Segment Option is no longer available during the next Segment Term Period.

Response: We replaced the second sentence of that paragraph with the following to broaden the applicability of the disclosure:

At the end of that Segment Term Period, you may choose to exercise a Performance Lock during the next Segment Term Period if funds are again allocated to an Index-Linked Segment Option.

(7)    Section 8 – The Segment Options: Performance Lock disclosures. Page 41 (PDF p. 47).

Comment: In the last sentence of the “Once a Performance Lock is exercised” paragraph, please disclose where the investor can see the current Annual Interest Rate.

Response: Because this rate is set each Segment Term Period, it is not explicitly disclosed anywhere in the prospectus (consistent with Cap Rates and Participation Rates). The intent of this disclosure is to explain that funds transferred to the Fixed Segment Option via the Performance Lock have the same terms as existing funds allocated to the Fixed Segment Option.

(8)    Section 8 – The Segment Options: Performance Lock disclosures. Page 41 (PDF p. 47).

Comment: In the last paragraph of the Performance Lock section, please summarize the concepts of the last two sentences in other Risk Factor disclosure.

Response: The first bullet under the “Risks Associated with Performance Lock” section on p. 17 (PDF p. 23) already covers the risk of the Reference Index increasing after the Performance Lock is exercised. We added language to the second-to-last bullet under that section to address the risk of not receiving the full protection of the Buffer.

(9)    Section 8 – The Segment Options: Performance Lock disclosures. Page 41 (PDF p. 47).

Comment: In the second paragraph of that section, is disclosure necessary regarding the fact that two-year Segment Options are not available after the end of the Withdrawal Charge Period?

Response: The intent of this disclosure is to emphasize the restrictions on of six-year Segment Options since they are only available in the first Contract Year. Because the restrictions on the two-year Segment Options do not come into play until later in the life of the Contract and are consequently less material, our preference is not to add disclosure at the risk of taking attention away from the point regarding six-year Segment Options

(10)    Appendix B – Performance Lock Examples. PDF pages B-1 through B-5.

Comment: Please add to the examples to show a hypothetical index return at each point in time, to illustrate that this may be different than the Equity Adjustment Factor.

Response: We added assumptions to the footnotes of the first example to address this.

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The Company believes that the revisions described above adequately respond to your comments. If you have any questions regarding this response, please contact me at 515-342-4545.

Sincerely,

/s/ Chris Jefferson

Chris Jefferson
VP & Senior Counsel
Athene Annuity and Life Company